1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
Tel.: 215.963.5000                                             Counselors at Law
Fax: 215.963.5001


June 4, 2014


Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (the "Registrant")(File Nos. 033-42484 and 811-06400)
        ------------------------------------------------------------------------

Dear Mr. Parachkevov:

We are writing to respond to the oral comments we received from you on May 21, 2014 regarding the Registrant's preliminary proxy statement on Schedule 14A and accompanying letter to shareholders, notice, document entitled "Important News for Shareholders" and form of proxy cards (together, the "Proxy Materials"), which were filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Cornerstone Advisors Public Alternatives Fund (the "Fund"), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on May 16, 2014. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Proxy Materials. Requested changes have been made throughout the Proxy Materials where applicable.

1. COMMENT. AJO's long/short strategy is described under the heading "Description of Proposal 1" in the proxy statement. Please confirm supplementally the entity or entities that will be responsible for monitoring AJO's compliance with the limitations on leverage and senior security restrictions imposed by Section 18 of the 1940 Act.

     RESPONSE. Cornerstone has confirmed that AJO primarily will be responsible for monitoring its compliance with the limitations on leverage senior security restrictions imposed by Section 18 of the 1940 Act, with ultimate oversight being provided by Cornerstone.

2. COMMENT. Under the heading "Description of Proposal 1" in the proxy statement, please clarify the criteria that AJO uses to define what qualifies as a "frontier country." For instance, does AJO consider frontier countries to be those countries defined as frontier markets by MSCI, and then use its own investment criteria to pick among such frontier countries when constructing the Fund's portfolio? Or does AJO use its investment criteria to determine which countries qualify as frontier countries in the first instance? If it is the latter, please expand upon the investment criteria used by AJO.

     RESPONSE. AJO has confirmed that it considers frontier countries to be those countries defined as frontier markets by MSCI, and that AJO then uses its own investment criteria to pick among such frontier countries when constructing the Fund's portfolio. The related disclosure has been revised accordingly.

3. COMMENT. Under the headings "Description of Proposal 1" and "Description of Proposal 2" in the proxy statement, please disclose the percentage of the Fund's assets that will be allocated to AJO and WFPRA, respectively.

     RESPONSE. The requested changes have been made.


4. COMMENT. Under the headings "Description of Proposal 1" and "Description of Proposal 2" in the proxy statement, please disclose the management fees that will be paid to AJO and WFPRA, respectively, for their services as sub-advisers to the Fund.

     RESPONSE. The requested changes have been made.

5. COMMENT. Under the heading "Information about WFPRA" in the proxy statement, please confirm that WFPRA does not advise any other mutual fund with a similar investment objective as the Fund.

     RESPONSE. Cornerstone has confirmed that WFPRA does not advise any other mutual fund with a similar investment objective as the Fund.

6. COMMENT. Under the sub-heading "Board Considerations in Approving the New Agreement - Nature, Extent and Quality of Services," please disclose whether the Board considered the services provided and amounts paid under other sub-advisory agreements comparable to the Sub-Advisory Agreements.

     RESPONSE. The Board did not consider the sub-advisory fees paid by other mutual funds to their sub-advisors for comparable services when considering either of the Sub-Advisory Agreements. To our knowledge, there is not a reliable independent source for such information. As stated in the proxy statement, the Board considered the fees charged by each of AJO and WFPRA to their other clients for similar services.

7. COMMENT. Please move the second sentence of the first paragraph under the sub-heading "Board Considerations in Approving the New Agreement - Investment Performance" in the proxy statement to a new second paragraph under such sub-heading.

     RESPONSE. The requested change has been made.

6. COMMENT. In the first sentence under the sub-heading "Board Considerations in Approving the New Agreement - Profits to be Realized by each Sub-Adviser and Economies of Scale" in the proxy statement, please replace the word "unable" with "able."

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy materials; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/s/ David W. Freese
-------------------
David W. Freese


cc:     Dianne M. Descoteaux, Esq.
        Timothy W. Levin, Esq.